January 17, 2005


Via U.S. Mail and facsimile at 650.599.3913
Barbara G. McClung
General Counsel, Senior Vice President and Corporate Secretary
Cygnus, Inc.
400 Penobscot Drive
Redwood City, CA 94063-4719

Re:	Cygnus, Inc.
      Preliminary Proxy Statement on Schedule 14A
      Filed December 21, 2004
	File No. 0-18962

Dear Ms. McClung:

      We have reviewed your filing for issues related to the comments below. We anticipate at this time that no further review of your registration statement will be made other than a review of your response to these comments. Note that we may have further comment on these issues. All persons who are by statute responsible for the adequacy and accuracy of the filing are urged to be certain that all required information has been included.

General
1. We note that it appears that you may use proxies granted to you in order to adjourn the special meeting in order to solicit additional proxies in favor of the two proposals. Please note that if persons named as proxies intend to use the proxies granted to you to vote to adjourn the special meeting, you must include a separate box on the proxy card to allow shareholders to grant that authority expressly.
You should also include a brief discussion of the authority that is being sought in the proxy statement.
2. Please provide the disclosures required by Item 14(b)(8) through
(11) and Item 14(c)(1) of Schedule 14A with respect to Cygnus, as we believe that the Item 14 disclosure requirements and related instructions that are generally applicable to acquiring companies are properly applicable to a registrant that proposes to sell all or substantially all of its assets. We also believe that those disclosure requirements may be material to an informed voting decision of holders of Cygnus common shares. Refer to Item H.6 of the July 2001 Interim Supplement to our Manual of Publicly Available
Telephone Interpretations available on our website at www.sec.gov. If you are incorporating all or a portion of that information by reference to one or more prior filings, please include a statement to that effect and identify the filing(s).
3. We note that you have purported to incorporate by reference certain information into your filing. Please tell us supplementally why you believe that you are eligible to incorporate by reference into your filing. Refer to Item 14(e) of Schedule 14A.

Questions and Answers about the Special Meeting - Page 1

What will happen if the plan of dissolution is approved? - Page 2
4. Please revise to clarify why the filing date of the certificate of dissolution may be delayed. Please also explain whether shareholders will receive advance notice of the filing of the certificate of dissolution and, if so, how that notice will be communicated to shareholders.

Proposal No. 1:  Approval of the Asset Sale - Page 13

Background of the Asset Sale and Dissolution of Cygnus - Page 14
5. Please tell us whether there was any affiliation between Cygnus and/or any of affiliates and Animas and/or any of its affiliates prior to the transaction contemplated in your filing.

Fairness Opinion of First Albany Capital - Page 14
6. Supplementally provide copies of the materials that First
Albany
Capital prepared in connection with its fairness opinion or otherwise provided to the Cygnus board in connection with this transaction, including, among other things, any "board books," drafts of fairness opinions provided to the Cygnus board, and summaries of all oral presentations made to the Cygnus board. We may have additional comments after we review those materials.

Proposal No. 2:  Approval of Plan of Complete Liquidation and
Dissolution - Pages 32 to 47

Arbitration Matter - Page 33
7. Please describe the circumstances under which the Board may elect not to pursue its claims in the Arbitration Matter.

Factors to be Considered by Stockholders in Deciding Whether to Approve the Plan of Dissolution - Pages 34 to 36

We will continue to incur claims, liabilities and expenses.... -
Page
34 to 35
8. Please revise your disclosure to quantify and describe with specificity the estimated expenses attributable to payments to executive officers and directors from the time of shareholder approval of the proposals through final dissolution.

If we fail to retain the services of key personnel.... - Page 36
9. Please tell us whether you are providing any key personnel with incentives, in addition to the interests mentioned on pages 30-31, to remain with the company until the plan of distribution is completed, and, if so, please describe these incentives. If you have entered into any agreements with key personnel to remain until a certain time or event occurs, revise your disclosure here and on page 30 to describe the material terms of these agreements.

Liquidating Distributions; Nature; Amount; Timing - Pages 36 to 39

Estimated Distribution to Stockholders - Pages 37 to 39
10. We note that you intend to continue to operate the company for an uncertain period of time after the sale of substantially all of the company`s assets. Please revise here or in another appropriate location in your filing to discuss in greater detail the nature and extent of the company`s operations after the completion of the asset sale and prior to the filing of the certificate of dissolution, including the number of employees that the company intends to retain during that period.
11. Please revise your estimate of the range of per share distribution proceeds to take into consideration the vesting of all stock options and restricted stock described on pages 30-31.
12. As the Board, in its discretion, may wait up to three years from the date the Plan of Distribution is adopted by the shareholders to file the Certificate of Dissolution, please tell us why you believe it is appropriate to only include estimated operating expenses through 2005 in your chart. Please also revise to quantify the reduction in the per share distribution estimates if filing of the Certificate of Dissolution is delayed. Additionally, please describe the circumstances under which the Board may decide to delay filing the Certificate of Dissolution.

Contingent Liabilities; Contingency Reserve; Liquidating Trust -
Pages 43 to 44
13. We note your disclosure that shareholder approval of the Plan of
Dissolution will also constitute shareholder approval of any liquidating trust agreement(s). Please tell us supplementally why Rule 14a-4 of Regulation 14A does not require that shareholders be given the opportunity to vote or abstain separately with respect to the approval of any liquidating trust agreement(s). Please refer to
Release No. 34-31326 and the September 2004 Interim Supplement to our
Manual of Publicly Available Telephone Interpretations.
14. Please revise your disclosure to include a brief description of the material terms of all liquidating trust agreements.

Abandonment and Amendment - Page 44
15. Please describe the circumstances under which the Board may decide to modify, amend or abandon the Plan of Distribution.

*  *  *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Adelaja K. Heyliger at (202) 824-5082 or me at
(202) 942-7924 with any questions.

Sincerely,


							David Ritenour
      Special Counsel
Barbara G. McClung
Cygnus, Inc.
January 17, 2005
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